EXHIBIT (c)(iv)

Report entitled “Queensland’s 2012-13 Mid Year Fiscal and Economic Review”

Queensland Treasury and Trade

State Budget 2012-13

Mid Year Fiscal and Economic Review

Queensland Treasury and Trade

State Budget 2012-13

Mid Year Fiscal and Economic Review

Great state. Great opportunity.

Queensland Government

STATE BUDGET 2012-13

MID YEAR FISCAL AND ECONOMIC REVIEW

CONTEXT

The 2012-13 Budget implemented significant fiscal repair in Queensland. The Government adopted a new set of fiscal principles clearly aimed at improving the sustainability of the State’s finances. These new principles are:

•	Stabilise then significantly reduce debt

•	Achieve and maintain a General Government sector fiscal balance by 2014-15

•	Maintain a competitive tax environment for business

•	Target full funding of long term liabilities such as superannuation in accordance with actuarial advice.

These new fiscal principles and the findings and recommendations of the Independent Commission of Audit guided Government decision making during the preparation of the 2012-13 Budget. The 2012-13 Budget delivered savings measures totalling $7.8 billion over the 2012-13 to 2015-16 period, after delivering the Government’s election commitments. These savings were made by exiting activities that are not the domain of the Queensland Government, by reducing waste and inefficiency in Government activities and by implementing specifically targeted revenue measures. These fiscal principles continue to guide the fiscal decisions of the Government.

ECONOMIC OVERVIEW

The Queensland economy grew 4% in 2011-12. Growth occurred primarily on the strength of business investment in the resources sector. However, external conditions have deteriorated since the 2012-13 State Budget was released in September. The economic growth outlook for Queensland’s major trading partners has been downgraded to 2 1/2% in 2012 and 2 3/4% in 2013, compared with 3% in each of these two years at the time of the Budget. These downward revisions are consistent with the latest forecasts published by the IMF in October and Consensus Economics in November. Most noticeably, the European Union (EU) has fallen back into recession and this downturn is now expected to extend well into 2013. In the US, although there has been some positive economic data, fiscal consolidation is expected to weigh on growth in the near term.

Developments in the EU and US are impacting on Asia. Specifically, the latest economic releases indicate that the rates of growth in industrialised Asian economies, including Japan, Korea, Singapore and Taiwan, have decelerated significantly since the middle of 2012, mainly due to weaker exports. In China, annual growth in industrial production slowed to 8.9% in August 2012, before recovering slightly in the last three months. However, current growth remains well below its historical average and is unlikely to recover strongly given the current weakness in imports of intermediate goods used for industrial production. These developments in Asia have resulted in more protracted falls in coal demand and, therefore, lower coal prices. This has led to forecasts for Queensland’s coal export tonnages and their prices in both 2012-13 and 2013-14 being downgraded. Lower predicted coal prices also mean that the terms of trade are now lower than previously expected.

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A weaker global outlook has seen business remain cautious and survey measures of business conditions and confidence deteriorate. This has led to a significant weakening in labour market conditions in Queensland. Employment in 2012-13 is now expected to grow by only  1/4%, down from  3/4% in the Budget, and in 2013-14 growth has also been downgraded by  1/4 percentage point, to 2 1/4%. Corresponding to this weaker employment growth, the year average unemployment rate is now forecast to be  1/4 percentage point higher in both 2012-13 and 2013-14. The rate is still expected though to remain well below the twenty year average of 6.9%.

The revised forecasts of slower growth in employment, as well as lower terms of trade, will impact on household income. Consequently, household consumption and dwelling investment are now expected to be lower than at Budget. To support the construction sector the Government introduced a $15,000 First Home Owner Construction Grant from 12 September 2012 for the purchase or construction of a new home. As at the end of November, 126 grants had been paid to first home owners under this initiative. It is important to understand that this partly reflects, for contracts to build a home, applicants not being eligible to receive payment until either completion of construction or, in the case of applicants applying through a financial institution, until the first draw down of funds has occurred. Hence, it will take more than six months before the impact of the grant on encouraging activity in the construction sector can be clearly assessed, allowing for the lag between signing a contract and construction. The Government will be commencing an advertising campaign in 2013 to ensure buyers are aware of the First Home Owner Construction Grant benefits.

Forecasts for business investment, the current key driver of growth in Queensland, only factor in major projects already under construction or that have reached final investment decision. Accordingly, recent announcements of the cancellation or deferral of some “planned” or “possible” projects will have a negligible impact on the economic forecasts for business investment. Nonetheless, the weaker global and domestic outlook will result in the non-mining component of business investment being weaker than expected at Budget time in both 2012-13 and 2013-14.

As a result of the weaker global and domestic outlook, GSP growth forecasts have been downgraded by  1/4 percentage point in both 2012-13 and 2013-14 to 3 3/4% and 3 1/2% respectively.

The September quarter 2012 consumer price inflation outcomes were in line with the forecast made at Budget time. With the carbon price expected to add around  3/4 of a percentage point to the headline inflation rate in 2012-13, underlying inflation is still forecast to remain around 2% in the year. Softer domestic demand and a weaker labour market means that headline inflation is now forecast to be 2 1/2% in 2013-14, compared with 2 3/4% at Budget time.

Table 1

Economic forecasts, Queensland

(year average, original terms)

Parameter	2011-12	2012-13		2013-14
	Outcome	Budget	MYFER	Budget	MYFER
Real GSP	4.0	4	3¾	3¾	3½
Employment[1]	1.2	¾	¼	2½	2¼
Unemployment rate	5.5	6	6¼	5¾	6
CPI[2]	1.9	2¾	2¾	2¾	2½
Wage Price Index	3.7	3¼	3	3½	3¼
Population	1.8	1¾	1¾	1¾	1¾

Notes:

1.	Based on re-benchmarked ABS labour force data.
2.	Inflation in 2012-13 includes a ¾ percentage point contribution from the introduction of the carbon price.

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FISCAL OUTLOOK

Table 2

General Government sector – key financial aggregates1

	2011-12 Actual[2] $ million	2012-13 Budget $ million	2012-13 Est. Act $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
Revenue	45,794	42,224	41,565	46,980	51,224	52,410
Expenses	46,027	48,518	48,264	47,764	48,531	50,290
Net operating balance	(233)	(6,294)	(6,699)	(783)	2,693	2,121
Fiscal balance	(5,482)	(10,768)	(11,213)	(4,647)	534	670
Borrowing (NFPS)[3]	61,521	73,717	72,447	79,135	80,638	82,536

Notes:

1.	Numbers may not add due to rounding.
2.	Reflects published actuals.
3.	NFPS: Non-financial Public sector.

Fiscal balance

The 2011-12 fiscal balance improved by $141 million from the estimated actual included in the 2012-13 Budget. This improvement reflects higher than expected revenue across a range of categories and marginally lower capital purchases.

The General Government fiscal balance expected for 2012-13 is a deficit of $11.213 billion compared to a forecast deficit of $10.768 billion at the time of the 2012-13 Budget. The forecast General Government sector fiscal balance is expected to be weaker than published in the 2012-13 Budget from 2012-13 to 2015-16.

The weaker 2012-13 fiscal balance position is primarily due to reductions in expected royalty revenue principally due to lower than forecast coal prices and volumes reflecting weaker global economic conditions. Royalties are now forecast to be $1.362 billion lower over the period 2012-13 to 2015-16 than expected at the time of the 2012-13 Budget.

The change in the fiscal balance has been driven by the impact of softer global economic conditions on revenue rather than elements within the Government’s control. The Government has continued to actively manage spending. General Government expenses are $1.117 billion lower over 2012-13 and the forward estimates than forecast in the 2012-13 Budget.

Table 3 provides a breakdown of the movements in the net operating and fiscal balances since the 2012-13 Budget.

The significant year to year improvement in the fiscal balance across the forward estimates continues to be driven by the $7.8 billion in savings measures contained in the 2012-13 Budget which remain on track to be delivered.

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Table 3

Reconciliation of net operating balance and fiscal balance

2012-13 Budget to 2012-13 MYFER1

	2012-13 $ million	2013-14 $ million	2014-15 $ million	2015-16 $ million
Net Operating Balance
2012-13 Budget net operating balance	(6,294)	17	2,871	2,241
Taxation revisions	(37)	(59)	(52)	(50)
Royalty revisions	(433)	(528)	(256)	(145)
Natural disaster revisions[2]	9	(250)	242	—
Net flows from Public Non-financial Corporation entities[3]	(83)	63	(82)	153
Policy measures	(51)	(153)	(75)	(130)
Other parameter adjustments[4]	190	127	45	52
2012-13 MYFER net operating balance	(6,699)	(783)	2,693	2,121
Fiscal Balance
2012-13 Budget fiscal balance	(10,768)	(3,752)	652	747
Change in net operating balance	(405)	(800)	(178)	(120)
Natural disaster capital revisions[2]	323	(323)	—	—
Other capital movements[5]	(363)	228	59	43
2012-13 MYFER fiscal balance	(11,213)	(4,647)	534	670

Notes:

1.	Numbers may not add due to rounding. Denotes impact on the operating and fiscal balances.
2.	Represents movements in revenue, expense and capital for natural disaster restoration.
3.	Represents revisions to dividends and tax equivalent payments from, and community service obligation payments to, PNFCs.
4.	Refers to adjustments of a non-policy nature including actuarial revisions and changes to interest costs.
5.	Refers to capital movements including the change in timing of capital payments including deferrals, capital payables and receivables and change in inventories.

Australian Government payments

The Australian Government released its 2012-13 Mid Year Economic and Fiscal Outlook on 22 October 2012. The Commonwealth Government cut a net $756 million in payments for specific purposes to Queensland over the 2012-13 to 2015-16 period. This reduction is largely in the areas of health and education and will have a direct impact on service delivery.

The Commonwealth cut National Health Reform funding in 2012-13 by $103 million (compared to what was expected when the State Budget was delivered). This reflects a reduction of $63 million relating to 2012-13 and repayment of $40 million relating to 2011-12.

The reduction in health payments to Queensland includes a component relating to recast population data arising from the 2011 Census. The Australian Government’s decision to reduce health payments on the basis of the recast population data is flawed, as it is based on the outcome of the 2011 Census with an unrevised estimated resident population for 2010 based on the 2006 Census, while its own agency, the Australian Bureau of Statistics, has clearly stated that these two numbers are not comparable.

These Commonwealth funding reductions represent around 1.1 per cent of the budget to the Hospital and Health Services (HHS). The Commonwealth’s cuts reduce Queensland National Healthcare Reform funding by $63 million in 2012-13, increasing to $95 million in 2015-16 which would pay for 84,549 normal births, 15,487 hip replacements or more than 112,000 tonsillectomies.

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HHS will be required to manage the Commonwealth funding cuts which may lead to lower levels of service delivery than currently planned. This will be challenging given the significant efficiency and productivity improvement savings that were factored into the 2012-13 Budget.

The majority of the cuts to education will flow directly to the non-State school sector. The remaining reduction in Commonwealth funding will directly impact service delivery in State schools.

Further, funding from the Australian Government has a significant impact on Queensland’s fiscal position when it is not matched by an expense in the same financial year. This increases the volatility of the headline estimates which then need to be adjusted to identify underlying trends.

In particular, the Australian Government provided significant natural disaster funding in advance of spending requirements which peak in 2012-13. This timing mismatch, to assist in showing a surplus in the Commonwealth’s Budget in 2012-13, has a negative impact on Queensland’s 2012-13 fiscal position.

Table 4 outlines the impact of natural disaster arrangements on Queensland’s fiscal balance.

Table 4

Impact of Natural Disaster Relief and Recovery Arrangements

funding on the fiscal balance1

	2012-13 $ million	2013-14 $ million	2014-15 $ million	2015-16 $ million
Published fiscal balance	(11,213)	(4,647)	534	670
less Disaster revenue[2,3]	32	1,241	1,934	308
add Disaster expenditure	4,167	2,694	527	—
Underlying fiscal balance	(7,078)	(3,194)	(873)	362

Notes:

1.	Includes revenue and expenditure in relation to 2010-11 floods and Cyclone Yasi as well as prior events and more recent events.
2.	Revenues are expected to occur in the financial year following the delivery of the works to which it relates.
3.	Excludes loans provided through the State, which are not treated as revenue.

Expenses

General Government expenses in 2012-13 are expected to be $48.264 billion, $254 million (or 0.5%) lower than the Budget estimates.

Estimates of employee expenses are slightly below the 2012-13 Budget estimates for all forecast years including 2012-13 reflecting the Government’s continued fiscal repair efforts and ongoing fiscal restraint. Employee expenses are expected to grow on average 2 1/2% per annum between 2011-12 and 2015-16, consistent with the 2012-13 Budget estimate of employee expense growth.

The Government continues to ensure that expenses growth is contained. Table 5 illustrates that 2012-13 MYFER estimates of expenses are below the 2012-13 Budget estimates in 2012-13 and for each year of the forward estimates. Between 2012-13 and 2015-16 expenses are $1.117 billion lower than the 2012-13 Budget. This is largely due to cuts in Commonwealth funding reducing the resources available for service delivery including to health and non-State schools and actuarial adjustments to superannuation and long service leave. This reduction in expenses comes despite funding being set aside for Queensland’s plan for the National Disability Insurance Scheme.

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Table 5

General Government Expenses

2012-13 Budget to Mid Year Fiscal and Economic Review

	2012-13	2013-14	2014-15	2015-16
	$ million	$ million	$ million	$ million
2012-13 Budget total expenses	48,518	47,950	48,776	50,722
2012-13 MYFER total expenses	48,264	47,764	48,531	50,290
Change since 2012-13 Budget	(254)	(186)	(245)	(432)

Revenues

General Government revenues in 2012-13 are estimated to be $41.565 billion, $659 million less than the 2012-13 Budget estimate. This primarily reflects lower than forecast royalty revenue and cuts in Australian Government funding to Queensland primarily in the areas of health and education. Over the period 2012-13 to 2015-16, revenue is $2.621 billion lower than forecast in the 2012-13 Budget. Similar to 2012-13, the major contributors to the lower than forecast revenue are cuts in Australian Government funding to Queensland (of $756 million over the 2012-13 to 2015-16 period) and lower than forecast royalty revenue. The cuts in Commonwealth funding are largely offset in a fiscal sense by the pass through of lower expenditure.

Royalties are a very volatile source of revenue; the average absolute change in the hard coking coal price year to year has been US $46 per tonne over the decade to 2011-12.

The estimated premium hard coking coal price in the 2012-13 Budget was US $199 per tonne in 2012-13, below the Consensus Economics forecast (August 2012) at the time of US $218, while the hard coking contract price forecast of US $215 per tonne in 2013-14 was in line with Consensus Economics.

Budget volumes were also less than industry indicated to the Office of State Revenue prior to Budget, reflecting Treasury’s more conservative assessment of demand.

Unfortunately, the outlook for our major trading partners is now significantly weaker than anticipated at the time the Budget forecasts were prepared. As a consequence the near term outlook for the coal market is weaker.

Volumes and prices for coking coal have therefore both been revised down further. Lower coking coal prices in particular are driving the revision, with royalties estimated to be $1.362 billion lower over the period 2012-13 to 2015-16.

Royalty assumptions for 2012-13 and the forward estimates are outlined in Table 18 with taxation and royalty projections in Table 17. Table 19 includes details of how market expectations of coking coal prices have deteriorated in recent months.

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Balance sheet

Non-financial Public Sector

The Non-financial Public sector (NFPS) is the consolidation of the General Government and Public Non-financial Corporations (i.e. commercial) sectors, with transactions between these sectors eliminated.

Borrowings of $72.447 billion are projected at 30 June 2013 in the NFPS, $1.27 billion less than the 2012-13 Budget estimate. By 2014-15, borrowings are expected to reach $80.638 billion, $1.111 billion less than the 2012-13 Budget estimate, and $5.688 billion less than the comparable number published in the Interim Report of the Independent Commission of Audit for 2014-15.

As outlined below, borrowings in the General Government sector are higher than forecast. This reflects the deterioration in the fiscal balance across the forward estimates due primarily to lower than expected royalty revenues. However, borrowings in the Public Non-financial Corporations sector are substantially lower than forecast at the time of the 2012-13 Budget due in particular to lower capital spending by the electricity network businesses in response to the most recent demand forecasts and reductions in capital works programs due to greater efficiency. This, combined with the adoption of amortised cost to value borrowings on the same basis as in other jurisdictions has meant that borrowings in the Non-financial Public sector are lower than forecast at the time of the 2012-13 Budget.

Chart 1

Independent Commission of Audit1, 2012-13 Budget and MYFER Borrowing

Non-financial Public Sector

1.	Independent Commission of Audit borrowing numbers have been adjusted to ensure comparability in relation to the treatment of the reclassification of Queensland Treasury Holdings into the PNFC sector.

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Purchases of non-financial assets (capital spending) of $12.181 billion are expected in the NFPS sector in 2012-13, $162 million less than the 2012-13 Budget estimate. This reduction is largely the outcome of reductions in Government owned corporations capital expenditure reflecting greater efficiency in capital expenditure programs and the further subdued outlook for energy demand and consumption. These reductions are partially offset by increased capital spending in the General Government sector of $29 million in 2012-13 which reflects a change in the timing of payments.

General Government Sector

Borrowings

Borrowings in the General Government sector are forecast at $41.742 billion at 30 June 2013, $433 million more than forecast in the 2012-13 Budget reflecting the deterioration in the fiscal balance in 2012-13.

By 2014-15 General Government borrowings are expected to be $47.852 billion and stabilise around this level in 2015-16 reflecting the Government’s fiscal strategy.

Achievement of the Government’s fiscal principles

The Government’s fiscal consolidation efforts have allowed it to make significant progress in achieving its fiscal principles. Table 6 outlines progress, with the principles either achieved or on track to be achieved.

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Table 6

The fiscal principles of the Queensland Government

Principle	Indicator
	Net Financial Liabilities to Revenue Ratio
		2012-13 Budget per cent	2012-13 MYFER per cent[1]
Stabilise then significantly reduce debt	2011-12	97	105
(Non-financial Public sector)	2012-13	125	136
	2013-14	121	131
	2014-15	115	121
	2015-16	112	117

	Debt to Revenue Ratio
		2012-13 Budget per cent	2012-13 MYFER per cent
	2011-12	120	118
	2012-13	150	149
	2013-14	145	146
	2014-15	139	138
	2015-16	138	137

	General Government Fiscal Balance
		2012-13 Budget ($ million)	2012-13 MYFER ($ million)
Achieve and maintain a General Government sector fiscal balance by 2014-15	2011-12	(5,623)	(5,482)
	2012-13	(10,768)	(11,213)
	2013-14	(3,752)	(4,647)
	2014-15	652	534
	2015-16	747	670

	Taxation revenue per capita, 2012-13
Maintain a competitive tax environment for business	Queensland:		$2,391
	Average of other states and territories:		$2,845
Target full funding of long term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released
June 2011), accruing superannuation
liabilities were fully funded when
the QML transaction is taken into
account. The State Actuary reviews
	the scheme every three years.

Note:

1.	If the 2012-13 Budget estimate of the superannuation liability is used (to approximate the removal of the valuation volatility) then the ratio is 94% in 2011-12; 125% in 2012-13; 124% in 2013-14; 116% in 2014-15 and 113% in 2015-16, around the same levels as the 2012-13 Budget estimates.

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As outlined in Chart 2, on the whole, there has been an improvement in the State’s debt to revenue ratio relative to the 2012-13 Budget. This improvement is primarily as a result of lower borrowings in the PNFC sector and despite deterioration in the revenue outlook driven by lower than forecast royalty revenues. Queensland’s debt to revenue ratio is expected to peak at 149% in 2012-13 and decline steadily to 137% in 2015-16.

Chart 2

2011-12 MYFER1, 2012-13 Budget and MYFER

Debt to Revenue Ratio

Non-financial Public Sector

1.	2011-12 MYFER as published. 2015-16 was not published in the 2011-12 MYFER.

The debt to revenue measure is a better and more direct indicator of affordability of the State’s debt levels than the net financial liability to revenue ratio as it more accurately reflects what a state can control. The net financial liability to revenue ratio is highly influenced by matters outside of the control of the State, most particularly the Commonwealth bond rate.

Under accounting standards, a floating discount rate based on Commonwealth bond yields is used to estimate the present value of superannuation liabilities which is a key input to the net financial liability to revenue ratio.

In the current global environment, Australian Government bonds are seen as a safe haven for international investors. As such, yields have fallen to historical lows, creating significant volatility in the estimated superannuation liability. This impact will be reversed over time as bond yields recover. Queensland’s estimates of the superannuation liability are updated annually, and incorporated in the Report on State Finances and MYFER, following advice from the State Actuary.

All Australian jurisdictions are encountering significant increases in their superannuation liability as a result of this accounting standard and the historically low bond yields, with increases in New South Wales and Victoria noticeably greater than Queensland.

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A consequence of the increase in the valuation of the superannuation liability is that Queensland’s net financial liability to revenue ratio has increased. This does not represent an underlying deterioration in the State’s fiscal position but is simply a consequence of a volatile valuation methodology which all Australian Treasuries are looking to change as its flaws have become apparent. Standard and Poor’s Ratings Agency, who traditionally used the measure extensively, are now placing less emphasis on it, partially influenced by the volatility created by this accounting treatment.

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UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Uniform Presentation Framework Information

Table 7

General Government Sector Operating Statement 1

		2011-12 Actual $ million	2012-13 Budget $ million	2012-13 Revised $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
	Revenue from Transactions
	Taxation revenue	10,608	11,013	11,011	11,721	12,498	13,430
	Grants revenue	22,652	18,598	18,427	21,785	23,832	23,332
	Sales of goods and services	4,996	4,966	4,975	5,064	5,248	5,467
	Interest income	2,484	2,582	2,559	2,636	2,706	2,773
	Dividend and income tax equivalent income	1,112	1,355	1,260	1,714	2,207	2,207
	Other revenue	3,942	3,711	3,334	4,060	4,732	5,201
	Total Revenue from Transactions	45,794	42,224	41,565	46,980	51,224	52,410

Less	Expenses from Transactions
	Employee expenses	18,250	18,885	18,828	18,473	19,372	20,205
	Superannuation expenses
	Superannuation interest cost	1,216	1,235	789	934	982	1,012
	Other superannuation expenses	2,301	2,301	2,533	2,501	2,510	2,532
	Other operating expenses	8,821	9,383	9,438	9,089	9,306	9,726
	Depreciation and amortisation	2,777	3,086	3,067	3,306	3,459	3,508
	Other interest expenses	1,659	1,916	1,913	2,347	2,499	2,537
	Grants expenses	11,004	11,713	11,695	11,114	10,404	10,769
	Total Expenses from Transactions	46,027	48,518	48,264	47,764	48,531	50,290

Equals	Net Operating Balance	(233)	(6,294)	(6,699)	(783)	2,693	2,121

Plus	Other economic flows - included in operating result	(159)	282	351	39	(173)	(127)

Equals	Operating Result	(391)	(6,012)	(6,347)	(744)	2,520	1,994

Plus	Other economic flows - other movements in equity	(6,830)	544	1,831	4,263	2,794	2,560

Equals	Comprehensive Result - Total Change In Net Worth	(7,222)	(5,468)	(4,516)	3,519	5,314	4,555

	KEY FISCAL AGGREGATES

	Net Operating Balance	(233)	(6,294)	(6,699)	(783)	2,693	2,121

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	7,930	7,653	7,682	7,228	5,527	4,841
	Less Sales of non-financial assets	198	318	317	310	259	215
	Less Depreciation	2,777	3,086	3,067	3,306	3,459	3,508
	Plus Change in inventories	55	(45)	(54)	14	17	33
	Plus Other movements in non-financial assets	238	270	270	238	332	300
	Equals Total Net Acquisition of Non-financial Assets	5,24 9	4,47 5	4 ,5 15	3,8 64	2,159	1,451

Equals	Net Lending / (Borrowing)	(5,482)	(10,768)	(11,213)	(4,647)	534	670

Note:

1.	Numbers may not add due to rounding.

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Table 8

Public Non-financial Corporations Sector Operating Statement 1

		2011-12 Actual $ million	2012-13 Budget $ million	2012-13 Revised $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
	Revenue from Transactions
	Grants revenue	2,140	2,454	2,425	2,441	2,602	2,490
	Sales of goods and services	7,348	8,200	8,166	8,856	9,235	9,992
	Interest income	157	136	116	88	75	72
	Dividend and income tax equivalent income	61	61	56	—	—	—
	Other revenue	415	357	352	306	327	354
	Total Revenue from Transactions	10,121	11,209	11,115	11,691	12,240	12,907

Less	Expenses from Transactions
	Employee expenses	1,618	1,763	1,834	1,720	1,776	1,819
	Superannuation expenses
	Superannuation interest cost	(22)	—	—	—	—	—
	Other superannuation expenses	227	215	213	213	219	226
	Other operating expenses	3,204	3,830	3,748	3,786	3,704	4,030
	Depreciation and amortisation	2,064	2,198	2,182	2,279	2,401	2,491
	Other interest expenses	2,088	2,210	2,158	2,126	2,178	2,227
	Grants expenses	14	22	22	17	18	18
	Other property expenses	221	352	308	466	776	734
	Total Expenses from Transactions	9,414	10,590	10,466	10,608	11,071	11,545

Equals	Net Operating Balance	707	619	650	1,084	1,169	1,362

Plus	Other economic flows - included in operating result	(560)	(211)	(249)	(254)	(30)	(96)

Equals	Operating Result	147	409	400	829	1,139	1,266

Plus	Other economic flows - other movements in equity	(1,455)	(678)	(600)	(412)	(562)	(629)

Equals	Comprehensive Result - Total Change In Net Worth	(1,308)	(269)	(200)	417	577	637

	KEY FISCAL AGGREGATES

	Net Operating Balance	707	619	650	1,084	1,169	1,362

Less	Net Acquisition of Non-financial Assets
	Purchases of non- financial assets	4,009	4,690	4,499	4,287	3,950	3,882
	Less Sales of non- financial assets	361	18	29	35	14	7
	Less Depreciation	2,064	2,198	2,182	2,279	2,401	2,491
	Plus Change in inventories	13	21	31	(3)	17	16
	Plus Other movements in non- financial assets	37	(5)	(5)	—	—	—
	Equals Total Net Acquisition of Non- financial Assets	1,634	2,490	2,313	1,969	1,552	1,400

Equals	Net Lending / (Borrowing)	(927)	(1,870)	(1,664)	(886)	(383)	(38)

Note:

1.	Numbers may not add due to rounding.

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Table 9

Non-financial Public Sector Operating Statement1

		2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
		Actual	Budget	Revised	Projection	Projection	Projection
		$ million	$ million	$ million	$ million	$ million	$ million
	Revenue from Transactions
	Taxation revenue	10,285	10,662	10,672	11,374	12,141	13,029
	Grants revenue	22,856	18,793	18,621	21,991	24,050	23,513
	Sales of goods and services	12,062	12,911	12,883	13,656	14,193	15,161
	Interest income	2,641	2,718	2,675	2,724	2,782	2,845
	Dividend and income tax equivalent income	100	102	102	73	86	87
	Other revenue	4,356	4,063	3,681	4,366	5,059	5,555
	Total Revenue from Transactions	52,300	49,248	48,634	54,184	58,311	60,190

Less	Expenses from Transactions
	Employee expenses	19,767	20,557	20,572	20,103	21,055	21,929
	Superannuation expenses
	Superannuation interest cost	1,195	1,235	789	934	982	1,012
	Other superannuation expenses	2,527	2,515	2,746	2,715	2,728	2,757
	Other operating expenses	11,731	12,957	12,926	12,608	12,716	13,455
	Depreciation and amortisation	4,841	5,284	5,249	5,585	5,860	6,000
	Other interest expenses	3,542	3,875	3,834	4,227	4,424	4,470
	Grants expenses	9,081	9,470	9,480	8,895	8,037	8,478
	Total Expenses from Transactions	52,685	55,893	55,595	55,067	55,802	58,100

Equals	Net Operating Balance	(384)	(6,645)	(6,961)	(883)	2,509	2,089

Plus	Other economic flows-included in operating result	(801)	(289)	(250)	(215)	(203)	(223)

Equals	Operating Result	(1,186)	(6,934)	(7,211)	(1,098)	2,306	1,866

Plus	Other economic flows-other movements in equity	(6,333)	1,466	2,284	4,223	2,662	2,394

Equals	Comprehensive Result-Total Change In Net Worth	(7,519)	(5,468)	(4,928)	3,125	4,968	4,260

	KEY FISCAL AGGREGATES

	Net Operating Balance	(384)	(6,645)	(6,961)	(883)	2,509	2,089

Less	Net Acquisition of Non- financial Assets
	Purchases of non-financial assets	11,939	12,343	12,181	11,515	9,477	8,722
	Less Sales of non-financial assets	559	336	347	345	272	222
	Less Depreciation	4,841	5,284	5,249	5,585	5,860	6,000
	Plus Change in inventories	68	(24)	(23)	11	34	50
	Plus Other movements in non- financial assets	275	265	265	238	332	300
	Equals Total Net Acquisition of Non- financial Assets	6,882	6,965	6,828	5,833	3,711	2,851

Equals	Net Lending / (Borrowing)	(7,267)	(13,610)	(13,788)	(6,716)	(1,202)	(761)

Note:

1.	Numbers may not add due to rounding.

Page 14	Mid Year Fiscal and Economic Review 2012-13

Table 10

General Government Sector Balance Sheet1

	2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	865	637	740	740	773	778
Advances paid	687	607	799	811	833	853
Investments, loans and placements	34,239	35,185	35,281	36,334	37,330	38,275
Receivables	4,087	3,988	4,312	4,569	5,053	5,053
Equity
Investments in other public sector entities	21,602	16,956	21,814	22,625	23,548	24,480
Investments-other	148	151	178	178	178	178
Other financial assets
Total Financial Assets	61,628	57,523	63,124	65,257	67,714	69,617

Non-Financial Assets
Land and other fixed assets	176,187	179,169	181,752	187,434	190,320	192,527
Other non-financial assets	5,758	6,151	5,979	6,408	6,618	6,901
Total Non-financial Assets	181,945	185,320	187,731	193,842	196,938	199,429

Total Assets	243,573	242,843	250,856	259,099	264,652	269,045

Liabilities
Payables	3,888	3,295	3,341	3,405	3,524	3,622
Superannuation liability	30,626	25,721	30,717	29,582	28,518	27,628
Other employee benefits	5,096	4,983	5,238	5,561	5,873	6,215
Deposits held	1	19	1	1	1	1
Advances received	425	220	364	341	319	298
Borrowing	29,513	41,309	41,742	47,103	47,852	48,045
Other liabilities	3,371	3,496	3,315	3,449	3,595	3,713
Total Liabilities	72,920	79,043	84,719	89,443	89,683	89,521

Net Worth	170,653	163,800	166,137	169,656	174,970	179,524

Net Financial Worth	(11,292)	(21,520)	(21,594)	(24,186)	(21,969)	(19,905)
Net Financial Liabilities	32,894	38,476	43,408	46,811	45,516	44,384
Net Debt	(5,851)	5,120	5,287	9,560	9,236	8,438

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2012-13	Page 15

Table 11

Public Non-financial Corporations Sector Balance Sheet 1

	2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	2,401	2,134	1,383	1,045	931	1,202
Advances paid	256	166	107	96	88	33
Investments, loans and placements	473	160	233	168	137	135
Receivables	2,097	2,230	2,216	2,130	2,084	2,162
Equity
Investments—other	2,916	105	5	5	5	5
Other financial assets
Total Financial Assets	8,143	4,794	3,944	3,443	3,244	3,537

Non-financial Assets
Land and other fixed assets	51,949	54,996	54,834	57,605	59,977	62,250
Other non - financial assets	1,326	1,203	1,352	1,391	1,413	1,394
Total Non-Financial Assets	53,275	56,200	56,185	58,996	61,390	63,644

Total Assets	61,418	60,994	60,129	62,438	64,634	67,180

Liabilities
Payables	2,233	2,471	2,527	2,647	3,099	3,028
Superannuation liability	230	(70)	200	170	140	133
Other employee benefits	766	712	769	778	799	820
Deposits held	22	27	28	31	34	38
Advances received	11	10	10	9	8	8
Borrowing	32,007	32,409	30,705	32,032	32,786	34,491
Other liabilities	6,712	6,964	6,654	7,117	7,535	7,795
Total Liabilities	41,982	42,522	40,893	42,785	44,403	46,312

Net Worth	19,436	18,472	19,236	19,654	20,231	20,868

Net Financial Worth	(33,839)	(37,728)	(36,949)	(39,342)	(41,159)	(42,775)
Net Debt	28,911	29,986	29,020	30,765	31,674	33,166

Note:

1.	Numbers may not add due to rounding.

Page 16	Mid Year Fiscal and Economic Review 2012-13

Table 12

Non-financial Public Sector Balance Sheet 1

	2011-12 Actual $ million	2012-13 Budget $ million	2012-13 Revised $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
Assets
Financial Assets
Cash and deposits	3,267	2,771	2,123	1,785	1,704	1,981
Advances paid	932	762	896	898	912	878
Investments, loans and placements	34,712	35,344	35,514	36,502	37,467	38,409
Receivables	4,995	4,802	5,026	5,000	5,060	5,286
Equity
Investments in other public sector entities	652	(1,419)	652	652	652	652
Investments—other	3,064	160	183	183	183	183
Other financial assets
Total Financial Assets	47,621	42,4 21	44,394	45,018	45,978	47,389

Non-financial Assets
Land and other fixed assets	228,135	234,165	236,585	245,038	250,296	254,776
Other non-financial assets	756	692	746	741	728	726
Total Non-financial Assets	228,891	234,857	237,332	245,779	251,024	255,502

Total Assets	276,512	277,277	281,726	290,797	297,002	302,891

Liabilities
Payables	4,972	4,389	4,407	4,394	4,587	4,762
Superannuation liability	30,856	25,651	30,917	29,752	28,658	27,761
Other employee benefits	5,862	5,695	6,008	6,339	6,673	7,035
Deposits held	23	47	29	32	36	39
Advances received	425	220	364	341	319	298
Borrowing	61,521	73,717	72,447	79,135	80,638	82,536
Other liabilities	3,714	3,758	3,343	3,467	3,786	3,897
Total Liabilitie’s	107,374	113,477	117,515	123,461	124,698	126,327

Net Worth	169,138	163,800	164,211	167,336	172,304	176,564

Net Financial Worth	(59,753)	(71,056)	(73,121)	(78,443)	(78,720)	(78,938)
Net Financial Liabilities	60,405	69,638	73,773	79,095	79,372	79,590
Net Debt	23,059	35,106	34,307	40,325	40,910	41,604

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2012-13	Page 17

Table 13

General Government Sector Cash Flow Statement 1

	2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	10,656	11,012	11,010	11,720	12,497	13,429
Grants and subsidies received	22,749	18,628	18,506	21,810	23,855	23,354
Sales of goods and services	5,245	5,484	5,495	5,493	5,657	5,877
Interest receipts	2,480	2,585	2,562	2,637	2,707	2,774
Dividends and income tax equivalents	1,087	1,357	1,125	1,515	1,815	2,320
Other receipts	5,921	5,307	4,924	5,372	6,083	6,508
Total Operating Receipts	48,138	44,672	43,623	48,547	52,614	54,262

Cash Payments for Operating Activities
Payments for employees	(21,289)	(22,091)	(21,918)	(21,535)	(22,666)	(23,698)
Payments for goods and services	(10,687)	(11,100)	(11,146)	(10,420)	(10,611)	(11,057)
Grants and subsidies	(11,063)	(11,630)	(11,613)	(10,960)	(10,328)	(10,693)
Interest paid	(1,667)	(1,905)	(1,903)	(2,353)	(2,507)	(2,545)
Other payments	(599)	(988)	(991)	(730)	(735)	(746)
Total Operating Payments	(45,306)	(47,714)	(47,572)	(45,997)	(46,847)	(48,739)

Net Cash Inflows from Operating Activities	2,832	(3,341)	(3,949)	2,550	5,767	5,522

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,930)	(7,653)	(7,682)	(7,228)	(5,527)	(4,841)
Sales of non-financial assets	198	318	317	310	259	215
Net Cash Flows from Investments in Non-financial Assets	(7,732)	(7,335)	(7,365)	(6,918)	(5,268)	(4,625)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	1,260	172	181	(179)	(168)	(102)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(837)	(954)	(1,029)	(1,039)	(985)	(923)

Receipts from Financing Activities
Advances received (net)	(19)	(50)	(61)	(26)	(25)	(24)
Borrowing (net)	6,161	11,244	12,099	5,614	714	160
Net Cash Flows from Financing Activities	6,142	11,194	12,039	5,588	690	135

Net Increase/(Decrease) in Cash held	1,664	(263)	(123)	2	35	8

Net cash from operating activities	2,832	(3,341)	(3,949)	2,550	5,767	5,522
Net cash flows from investments in non-financial assets	(7,732)	(7,335)	(7,365)	(6,918)	(5,268)	(4,625)
Surplus/(Deficit)	(4,901)	(10,676)	(11,314)	(4,368)	499	897

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(4,901)	(10,676)	(11,314)	(4,368)	499	897
Acquisitions under finance leases and similar arrangements	(95)	(128)	(128)	(159)	(152)	(120)
ABS GFS Cash Surplus/(Deficit) Including
Finance Leases and Similar Arrangements	(4,996)	(10,804)	(11,442)	(4,527)	346	777

Note:

1.	Numbers may not add due to rounding.

Page 18	Mid Year Fiscal and Economic Review 2012-13

Table 14

Public Non-financial Corporations Sector Cash Flow Statement 1

	2011-12 Actual $ million	2012-13 Budget $ million	2012-13 Revised $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	2,273	2,421	2,399	2,416	2,595	2,493
Sales of goods and services	7,761	8,813	8,263	9,151	9,609	10,185
Interest receipts	157	136	116	88	75	72
Dividends and income tax equivalents	61	61	56	—	—	—
Other receipts	314	213	419	523	389	430
Total Operating Receipts	10,566	11,644	11,253	12,178	12,668	13,180

Cash Payments for Operating Activities
Payments for employees	(1,753)	(1,930)	(2,075)	(1,955)	(2,003)	(2,031)
Payments for goods and services	(3,418)	(4,034)	(3,936)	(3,790)	(3,380)	(3,935)
Grants and subsidies	(9)	(14)	(11)	(14)	(15)	(16)
Interest paid	(1,838)	(1,996)	(1,952)	(1,996)	(2,030)	(2,049)
Other payments	(935)	(881)	(609)	(1,007)	(1,016)	(1,337)
Total Operating Payments	(7,954)	(8,854)	(8,582)	(8,762)	(8,444)	(9,368)

Net Cash Inflows from Operating Activities	2,613	2,790	2,671	3,416	4,224	3,812

Cash Flows from Investments in Non-Financial Assets
Purchases of non—financial assets	(4,009)	(4,690)	(4,499)	(4,287)	(3,950)	(3,882)
Sales of non—financial assets	361	18	29	35	14	7
Net Cash Flows from Investments in Non - financial Assets	(3,648)	(4,673)	(4,470)	(4,251)	(3,936)	(3,875)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(8)	3,04 3	3,073	—	—	—

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(27)	—	10	—	—	—

Receipts from Financing Activities
Advances received (net)	(1)	—	(1)	(1)	(1)	(1)
Borrowing (net)	1,354	(350)	(1,231)	1,226	617	1,587
Dividends paid	(753)	(839)	(863)	(912)	(1,190)	(1,355)
Deposits received (net)	2	6	6	3	3	3
Other financing (net)	(1,272)	(205)	(214)	180	168	100
Net Cash Flows from Financing Activities	(669)	(1,388)	(2,303)	497	(402)	334

Net Increase/(Decrease) in Cash held	(1,740)	(228)	(1,019)	(338)	(114)	272
Net cash from operating activities	2,613	2,790	2,671	3,416	4,224	3,812
Net cash flows from investments in non—financial assets	(3,648)	(4,673)	(4,470)	(4,251)	(3,936)	(3,875)
Dividends paid	(753)	(839)	(863)	(912)	(1,190)	(1,355)
Surplus/(Deficit)	(1,788)	(2,721)	(2,662)	(1,747)	(902)	(1,418)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(1,788)	(2,721)	(2,662)	(1,747)	(902)	(1,418)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,788)	(2,721)	(2,662)	(1,747)	(902)	(1,418)

Note:

1.	Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review 2012-13	Page 19

Table 15

Non-financial Public Sector Cash Flow Statement 1

	2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	10,316	10,661	10,671	11,373	12,140	13,027
Grants and subsidies received	22,946	18,789	18,673	22,003	24,060	23,522
Sales of goods and services	12,682	13,833	13,292	14,153	14,744	15,535
Interest receipts	2,637	2,720	2,678	2,725	2,782	2,845
Dividends and income tax equivalents	123	96	93	60	79	90
Other receipts	6,234	5,520	5,343	5,896	6,472	6,938
Total Operating Receipts	54,938	51,620	50,750	56,210	60,277	61,957

Cash Payments for Operating Activities
Payments for employees	(22,941)	(23,930)	(23,902)	(23,400)	(24,577)	(25,634)
Payments for goods and services	(13,778)	(14,685)	(14,632)	(13,734)	(13,485)	(14,481)
Grants and subsidies	(9,000)	(9,383)	(9,392)	(8,752)	(7,953)	(8,384)
Interest paid	(3,305)	(3,651)	(3,616)	(4,102)	(4,283)	(4,300)
Other payments	(1,222)	(1,361)	(1,348)	(1,166)	(1,177)	(1,180)
Total Operating Payments	(50,246)	(53,010)	(52,891)	(51,155)	(51,475)	(53,978)

Net Cash Inflows from Operating Activities	4,692	(1,390)	(2,141)	5,055	8,801	7,979
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(11,939)	(12,343)	(12,181)	(11,515)	(9,477)	(8,722)
Sales of non-financial assets	559	336	347	345	272	222
Net Cash Flows from Investments in Non-financial Assets	(11,380)	(12,007)	(11,835)	(11,169)	(9,204)	(8,500)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(8)	3,009	3,040	—	—	—

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(864)	(953)	(1,019)	(1,039)	(985)	(923)

Receipts from Financing Activities
Advances received (net)	(19)	(50)	(61)	(26)	(25)	(24)
Borrowing (net)	7,514	10,894	10,868	6,839	1,330	1,746
Deposits received (net)	2	6	6	3	3	3
Other financing (net)	(11)	1	1	—	—	(2)
Net Cash Flows from Financing Activities	7,485	10,851	10,814	6,816	1,309	1,723

Net Increase /(Decrease) in Cash held	(75)	(491)	(1,141)	(337)	(79)	279

Net cash from operating activities	4,692	(1,390)	(2,141)	5,055	8,801	7,979
Net cash flows from investments in non-financial assets	(11,380)	(12,007)	(11,835)	(11,169)	(9,204)	(8,500)
Surplus/(Deficit)	(6,689)	(13,397)	(13,976)	(6,114)	(403)	(521)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,689)	(13,397)	(13,976)	(6,114)	(403)	(521)
Acquisitions under finance leases and similar arrangements	(95)	(128)	(128)	(159)	(152)	(120)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,784)	(13,525)	(14,104)	(6,274)	(555)	(641)

Note:

1.	Numbers may not add due to rounding.

Page 20	Mid Year Fiscal and Economic Review 2012-13

Loan Council Allocation

Table 16

Loan Council Allocation1

		2012-13	2012-13
		Budget	Revised
		$ million	$ million
	General Government sector cash deficit/(surplus)[2]	10,676	11,314
	PNFC sector cash deficit/(surplus)[2]	2,721	2,662
	Non Financial Public Sector cash deficit/(surplus)[2]	13,397	13,976
	Acquisitions under finance leases and similar arrangements[3]	(128)	(128)
Equals	ABS GFS cash deficit/(surplus)	13,525	14,104
Less	Net cash flows from investments in financial assets for policy purposes	3,009	3,040
Plus	Memorandum Items[4]	1,642	1,642
	Loan Council Allocation	12,158	12,706

Notes:

1.	Numbers may not add due to rounding.
2.	Figures in brackets represent surpluses.
3.	Finance leases are shown with a negative sign as they are deducted in compiling the ABS GFS cash deficit/surplus.
4.	Memorandum items include operating leases and local government borrowings.

Mid Year Fiscal and Economic Review 2012-13	Page 21

TAXATION AND ROYALTY REVENUE AND ASSUMPTIONS

Table 17

Taxation and Royalty Revenue1

	2011-12	2012-13	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Projected	Projected	Projected
	$ million	$ million	$ million	$ million	$ million	$ million
Payroll tax	3,462	3,715	3,715	3,965	4,260	4,585
Transfer duty	2,023	1,963	1,968	2,240	2,476	2,735
Other duties	1,052	1,125	1,149	1,222	1,311	1,406
Gambling taxes and levies	998	1,047	1,064	1,084	1,127	1,170
Land tax	1,013	1,047	1,012	1,033	1,074	1,139
Motor vehicle registration	1,437	1,459	1,459	1,503	1,549	1,626
Other taxes	622	657	644	673	702	768
Total taxation revenue	10,608	11,013	11,011	11,721	12,498	13,430

Royalties
Coal	2,386	2,209	1,821	2,517	2,939	3,174
Other royalties	409	492	447	538	770	998
Land rents	149	158	158	171	181	193
Total royalties and land rents	2,944	2,859	2,426	3,226	3,890	4,364

Note:

1.	Numbers may not add due to rounding.

ROYALTY ASSUMPTIONS

Table 18

Royalty Assumptions

	2012-13	2013-14	2014-15	2015-16
	Revised	Projection	Projection	Projection
Tonnages – Crown Export Coal (Mt)	164	183	198	218
Exchange Rate US$ per A$	1.02	0.98	0.93	0.91
Year Average Coal Prices
Hard Coking	180	195	195	190
Semi-Soft	135	145	149	143
Thermal	103	105	105	105

Table 19

Outlook for the Indicative Hard Coking Coal Contract Price 1

(US$/tonne)

	2011-12	2012-13	2013-14	2014-15	2015-16
2012-13 Budget	260	199	215	200	190
2012-13 MYFER	260	180	195	195	190
Consensus (Jun-12)	260	223	220	214	202
Consensus (Aug-12)	260	218	214	204	192
Consensus (Oct-12)	260	186	191	194	189

Sources: Energy Publishing, various media releases, Consensus Economics (various editions), Macroeconomics Team.

1	Consensus Economics forecasts are quarterly frequency to September quarter 2014 (Jun-12 edition), December quarter 2014 (Aug-12 edition) and March quarter 2015 (Oct-12 edition). Longer-term, annual-frequency forecasts have been added beyond these quarters for each edition.

Page 22	Mid Year Fiscal and Economic Review 2012-13

State Budget 2012-13

Mid Year Fiscal and Economic Review